Phone:	(215) 569-5732
Fax:	(215) 832-5732
Email:	melissa.murawsky@blankrome.com

September 15, 2025

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura McKenzie

Re:	Anebulo Pharmaceuticals, Inc.
Schedule 13E-3 filed July 23, 2025
File No. 005-92545

Preliminary Proxy Statement filed July 23, 2025
File No. 001-40388

Dear Ms. McKenzie:

On behalf of our client, Anebulo Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 14, 2025 (the “Comment Letter”), relating to the above-referenced Schedule 13E-3 (the “Schedule 13E”) and the above-referenced Preliminary Proxy Statement (the “Proxy Statement”). We are concurrently submitting via EDGAR a revised Schedule 13E-3 (the “Revised Schedule 13E-3”), which includes a revised draft of the Proxy Statement (“Revised Proxy Statement”) as an exhibit thereto, together with other additional and/or revised exhibits the Revised Schedule 13E-3.

Set forth below in bold are comments from the Comment Letter. For your convenience, the numbered paragraph below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following the comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Proxy Statement in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Proxy Statement.

Schedule 13E-3 filed July 23, 2025

General

1.	Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us as to what consideration was given to whether Aron R. English, 22NW Fund, LP, or Joseph F. Lawler are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. We note:

●	Mr. English is a board member and the Company’s largest stockholder, beneficially owning over 50% of the Company’s outstanding Common Stock;
●	22NW Fund, LP is a significant stockholder associated with Mr. English; and

United States Securities

and Exchange Commission

September 15, 2025

●	Dr. Lawler is the Chairman of the Board with significant stock ownership. Alternatively, please revise the Schedule 13E-3 to include Mr. English, 22NW Fund, LP, and Dr. Lawler as filing persons. For assistance in making this determination, please refer to Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available at: https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

Response: In response to the Staff’s comment and after careful consideration of the text of Rule 13e-3 (“Rule 13e-3”) under the Exchange Act, the Division of Corporation Finance’s guidance in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“C&DIs”), the Interpretative Release Relating to Going Private Transactions Under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), Rule 12b-2 under the Exchange Act, and Release No. 34-39538 (Jan. 12, 1998) relating to Amendments to Beneficial Ownership Reporting Requirements (the “Beneficial Ownership Reporting Amendments Release”), the Company determined, and respectfully submits to the Staff, that although Dr. Lawler, Mr. English and 22NW Fund, LP are deemed affiliates of the Company, it believes they are not “engaged” in the Rule 13e-3 transaction, and therefore, are not required to be included as filing persons.

In C&DI 201.05, the Staff indicated that two separate but related issues may be raised when determining “filing-person” status in a going-private transaction. First, is whether the person is an “affiliate” of the issuer within the scope of Rule 13e-3(a)(1), and second, is whether the affiliate is deemed to be engaged, either directly or indirectly, in the going private transaction.

Specific to directors, C&DI 201.05 states that “[d]epending on the facts and circumstances of the transaction, such management affiliates also might be deemed to be engaged in the transaction and may incur a Schedule 13E-3 filing obligation separate from that of the issuer.” The C&DI further notes that “[a]n important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Similarly, C&DI 201.01 provides that where continuity of management post-transaction exists, the following factors should be considered in determining whether parties engaged in a transaction may be required to file a Schedule 13E-3: “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.”

United States Securities

and Exchange Commission

September 15, 2025

A.	We believe Dr. Lawler is not “engaged” in the Rule 13e-3 transaction

As noted by the Staff, Dr. Lawler is deemed to be an “affiliate” of Anebulo because Dr. Lawler is Chairman of the Board with significant stock ownership. Please note, however, that Dr. Lawler is an independent director and is not an executive director and is not part of the management team. Notwithstanding the fact that Dr. Lawler signed a support agreement wherein Dr. Lawler indicated that he will vote in favor of the Reverse Stock Split Proposal at the Special Meeting, Anebulo respectfully submits that the facts and circumstances of Dr. Lawler’s role in the proposed Transaction do not rise to the level of Dr. Lawler being “engaged” in the Rule 13e-3 transaction because Dr. Lawler does not expect to, and will not, receive any special treatment as a result of the Transaction. Dr. Lawler’s role in the Transaction is no more significant than any other member of Anebulo Board.

Moreover, the decision to engage in the going private transaction in the form of the Reverse Stock Split was evaluated and recommended to the Board by a Special Committee of the Company’s Board of Directors, comprised of independent directors other than Dr. Lawler, using a financial advisor of its choosing. In fact, as stated above, in forming the Special Committee, the Board restricted itself from taking any action with respect to a going private transaction unless such action was recommended by the Special Committee. The Transaction does not involve a third party or a change in control, but rather was proposed primarily as a cost cutting measure given the relative lack of benefits the Company realizes as a public reporting company.

Dr. Lawler will receive the same cash consideration in the Transaction for all of his fractional shares as any other common stockholder. In addition, neither Dr. Lawler’s stock ownership nor his position on the Board places him in a position to control Anebulo. Dr. Lawler is one of eight directors having only one vote on the Board and therefore is not in a position to control the Board. In addition, although, Dr. Lawler holds a large number of shares of common stock of Anebulo, he is not the largest stockholder and his stock ownership position does not allow him to control any stockholder vote on his own including a vote that requires 50% of the outstanding shares of common stock such as the proposed Reverse Stock Split.

Dr. Lawler is no differently situated than any other director of Anebulo and will not receive any unique consideration or other benefits in the Transaction. Taken together with the fact that Dr. Lawler’s role in the Transaction is no more significant than any other member of the Anebulo Board (except with respect to the voting of his shares), we believe Dr. Lawler is not “engaged” in the Transaction for purposes of Rule 13e-3.

B.	We believe Mr. English is not “engaged” in the Rule 13e-3 transaction .

As noted by the Staff, Mr. English is deemed to be an “affiliate” of Anebulo because Mr. English is a member of the Anebulo Board and the Company’s largest beneficial stockholder, beneficially owning over 50% of the Company’s outstanding common stock. Please note, however, that Mr. English is not an executive director and is not part of the management team. Notwithstanding the fact that Mr. English signed a support agreement on behalf of 22NW, wherein Mr. English indicated that 22NW will vote in favor of the Reverse Stock Split Proposal at the Special Meeting, Anebulo respectfully submits that the facts and circumstances of Mr. English’s role in the proposed Transaction do not rise to the level of Mr. English being “engaged” in the Rule 13e-3 transaction because Mr. English does not expect to, and will not, receive any special treatment as a result of the Transaction. Mr. English’s role in the Transaction is no more significant than any other member of Anebulo Board, except with respect to his beneficial share ownership and the voting of such shares.

United States Securities

and Exchange Commission

September 15, 2025

Moreover, as stated above, the decision to engage in the going private transaction in the form of the Reverse Stock Split was evaluated and recommended to the Board by a Special Committee of the Company’s Board of Directors, composed of independent directors, using a financial advisor of its choosing. In fact, in forming the Special Committee, the Board restricted itself from taking any action with respect to a going private transaction unless such action was recommended by the Special Committee. The Transaction does not involve a third party or a change in control, but rather was proposed primarily as a cost cutting measure given the relative lack of benefits the Company realizes as a public reporting company.

Mr. English will receive the same cash consideration in the Transaction for all of his fractional shares as any other common stockholder. In addition, Mr. English is one of eight directors having only one vote on the Board and therefore is not in a position to control the Board.

Mr. English is no differently situated than any other director of Anebulo and will not receive any unique consideration or other benefits in connection with the Transaction. Taken together with the fact that Mr. English’s role in the Transaction is no more significant than any other member of the Anebulo Board (except with respect to the voting of his shares), we believe Mr. English is not “engaged” in the Transaction for purposes of Rule 13e-3.

C.	We believe 22NW is not “engaged” in the Rule 13e-3 transaction

As noted by the Staff, 22NW Fund, LP (“22NW”) is deemed to be an “affiliate” of the Company because it is a significant stockholder of the Company that is associated with Mr. English. Mr. English serves as the Manager of 22NW Fund GP, LLC, which is the General Partner of 22NW. 22NW, LP serves as the investment advisor to 22NW. Mr. English is the founder and Portfolio Manager of 22NW, LP.

Notwithstanding the fact that 22NW signed a support agreement wherein 22NW indicated that it will vote in favor of the Reverse Stock Split Proposal at the Special Meeting, Anebulo respectfully submits that the facts and circumstances of 22NW’s role in the proposed Transaction do not rise to the level of 22NW being “engaged” in the Rule 13e-3 transaction because 22NW will not, receive any special treatment as a result of the Transaction. 22NW’s role in the Transaction is no more significant than any other stockholder, except with respect to the voting of its shares.

Other than the fact that 22NW has significant voting power as a stockholder of the Company (and the fact that 22NW has agreed to vote those shares in favor of the Transaction in accordance with the terms of a support agreement), 22NW has not negotiated, and will not receive any additional equity ownership in the Company upon consummation of the Transaction. 22NW will receive the same treatment in the Transaction for all of its shares of the Company’s common stock as any other common stockholder.

Because 22NW is no differently situated than any other stockholder, and has not negotiated, and will not receive, any unique consideration or other benefits in connection with the Transaction, we believe 22NW is not “engaged” in the Transaction for purposes of Rule 13e-3.

United States Securities

and Exchange Commission

September 15, 2025

2.	Please mark as preliminary the proxy statement and form of proxy. See Rule 14a- 6(e)(1).

Response: We have marked the Revised Proxy Statement and form of proxy as preliminary per Rule 14a-6(e)(1).

3.	Please explain how you determined that disclosure with respect to only the midpoint of the Range of Stock Split Ratios, rather than, for example, providing additional examples reflecting the lower and upper limits of the range, is adequate.

Response: In response to the Staff’s comment, we have amended the Revised Proxy Statement to add disclosure related to the lower, midpoint and upper limits of the range of the Stock Split Ratios as of August 15, 2025.

Background of the Transaction, page 21

4.	In the sixth paragraph on page 24, please correct the date of Houlihan Capital’s written fairness opinion, which is dated July 15 rather than July 11.

Response: Please note that the date of Houlihan Capital’s written fairness opinion was dated July 11, as disclosed in the sixth paragraph on page 24 of the Proxy Statement. The disclosure on page 24 of the Revised Proxy Statement has been revised to clarify the date discrepancy.

5.	We note that Houlihan [Capital] provided a draft report to the Special Committee on July 10, 2025. Provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to that report. Please also file the report as an exhibit to the Schedule 13E-3. See Item 16 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Response: In response to the Staff’s comment, we note that, as required by Item 1015(b)(6) of Regulation M-A, the disclosure under the heading “Fairness Opinion of Financial Advisor” on page 35 of the Revised Proxy Statement contains a summary of the methods utilized and the financial analyses performed which were contained in the report provided by Houlihan Capital to the Special Committee. We have filed the July 15, 2025 final report as an exhibit to the Revised Schedule 13E-3. We have also updated the disclosure on page 24 of the Revised Proxy Statement to clarify that Houlihan Capital delivered its final written report on July 15, 2025. The Special Committee’s determination was based on the final report provided on July 15, 2025, which corrected certain factual errors in the initial report and is the report that has been provided as an exhibit.

Fairness of the Transaction, page 31

6.	Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation under Item 8 of Schedule 13E-3 and Item 1014(b) of Regulation M-A. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee adopted the Houlihan Capital analysis and opinion and that the Board adopted the Special Committee’s analysis and conclusion.

Response: In accordance with Item 8 of Schedule 13E-3 and Item 1014(b) of Regulation M-A, we have revised the disclosure in the Revised Proxy Statement to disclose that the Special Committee adopted Houlihan Capital’s analysis and opinion and that the Board adopted the Special Committee’s analysis and conclusion.

United States Securities

and Exchange Commission

September 15, 2025

7.	We note your disclosure on page 34 that the Reverse Stock Split is procedurally fair to unaffiliated stockholders because it, among other reasons, is subject to approval of a majority of stockholders. While you acknowledge that the stockholders who may be cashed out represent a “nominal percentage of the vote,” please explain how you determined that this stockholder approval supports procedural fairness to unaffiliated stockholders in light of the fact that holders of approximately 91.7% of the outstanding shares, including 78.2% beneficially owned by directors of the Company and 51.2% beneficially owned by a single director, have indicated they will vote in favor of the Transaction.

Response: To help ensure procedural fairness, the Board of Directors established the Special Committee comprised solely of independent directors and deferred full control of the evaluation and structure of the Transaction to the Special Committee’s review. In fact, as stated above, in forming the Special Committee, the Board restricted itself from taking any action with respect to a going private transaction unless such action was recommended by the Special Committee. The Special Committee then: (i) hired Houlihan Capital, an unaffiliated financial advisor, for the purpose of preparing a report concerning the fairness of the Cash Payment to be paid in the Transaction, from a financial point of view, to the minority, unaffiliated stockholders of the Company, and (ii) fully informed itself of all aspects of the Transaction through attendance at and participation in Special Committee meetings at which the independent financial advisor and legal counsel provided information and advice to the Special Committee.

The Special Committee determined not to condition the approval of the Transaction on approval by a majority of the minority, unaffiliated stockholders insofar as a vote of the majority of the minority, unaffiliated stockholders is not required under Delaware law. In reaching this conclusion, the Special Committee noted that Delaware law only requires that the Transaction be approved by a majority of stockholders and that affiliated and unaffiliated stockholders will be treated equally in the Transaction. The interests of minority, unaffiliated stockholders in the context of the Transaction depend on whether they hold the Minimum Number of shares. If separate approval of the minority, unaffiliated stockholders were required, Anebulo’s affiliated stockholders would receive lesser voting rights than unaffiliated stockholders solely on the basis of their affiliate status even though they will receive no additional benefits or different treatment in the Transaction. In addition, any such requirement would prevent a majority of the Company’s outstanding shares of Common Stock from participating in determining whether or not to approve the proposed Transaction. In addition, as is often the case with stockholders holding smaller positions, such stockholders may choose to not vote their shares for reasons unrelated to the actual Transaction which could result in the majority of the minority, unaffiliated stockholders not approving the Transaction because they chose not to vote and not because they are opposed to the Transaction. Finally, regardless of the outcome of the stockholder vote on the Transaction, if a minority stockholder does or does not not want to participate in the Transaction, such stockholder can increase, divide, or otherwise adjust their existing holdings at any time prior to the effective date of the Reverse Stock Split, so as to retain some, all or none of their shares of Common Stock, or receive cash for some, all or none of their shares, as they see fit.

United States Securities

and Exchange Commission

September 15, 2025

8.	Please explain the “disadvantages of the Reverse Stock Split as a means to effect the Transaction” referenced in the first paragraph on page 35. See Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

Response: In response to the Staff’s comment, we have revised the disclosure in the first paragraph on page 35 of the Revised Proxy Statement.

9.	We note that it appears the Special Committee did not engage independent legal counsel. If that is the case, please advise how the Special Committee and Board considered the lack of independent legal counsel in their procedural fairness determination, particularly in light of the fact that the Transaction is not subject to approval by a majority of unaffiliated stockholders.

Response:

The Special Committee determined not to engage separate outside legal counsel. The Special Committee determined that engaging separate outside legal counsel would not be cost-justified in light of the Company’s cash constraints and solvency concerns.

Moreover, the Special Committee determined to rely on the Company’s outside legal counsel, Blank Rome LLP (“Blank Rome”), to advise both the Special Committee and the Company because of its experience and expertise in both corporate and securities matters, including transactions similar to the Transaction, and corporate governance and fiduciary matters. In addition, the Special Committee believed that being advised by Blank Rome would be beneficial to the committee due to Blank Rome’s familiarity with the Company and its circumstances having served as outside counsel to the Company for its strategic review process and other specific matters. The Special Committee determined that there were no relationships that would impair Blank Rome’s ability to provide fully independent advice to the Special Committee. Therefore, neither the Special Committee nor the Board view there as being any lack of independent legal counsel. Further, there is no legal requirement under applicable law to subject the Transaction to the approval by a majority of unaffiliated stockholders. The Company has added additional disclosure on pages 34 and 35 of the Revised Proxy Statement with respect to the Special Committee and Board of Director’s procedural fairness determination.

Fairness Opinion of Financial Advisor, page 35

United States Securities

and Exchange Commission

September 15, 2025

10.	We note that Houlihan Capital reviewed scenario-based revenue projections prepared by the Company as part of its analysis. Please include all projections prepared by management and provided to Houlihan [Capital] for purposes of preparing the fairness opinion. Your expanded discussion should also discuss the underlying assumptions and limitations on any projections provided.

Response: In response to the Staff’s comment, the projections utilized by Houlihan Capital in its fair market value analysis have been disclosed in the Proxy Statement. The Company had provided Houlihan Capital with 10-year revenue projections. Management’s projections contained three scenarios, differentiated primarily by Selonabant’s treatment price, access, and promotional reach. As described on page 31 of Houlihan Capital’s final report dated July 15, 2025, which has been filed as an exhibit to Revised Schedule 13E-3, the Scenario 1 projections appeared to be the most reasonable and reliable scenario for utilization in the discounted cash flow analysis. Accordingly, Houlihan Capital only utilized Scenario 1 in its discounted cash flow analysis, and did not utilize Scenarios 2 or 3 in its determination of fairness. Similarly, the Special Committee and the Board only utilized the Scenario 1 projections in their deliberations. Therefore, the Company respectfully believes that including the additional projections would be confusing to investors as they were not utilized in making a determination of the Company’s fair market value.

11.	We note that Houlihan Capital reviewed an opportunity assessment report by IQVIA as part of its analysis. Please advise whether this report is materially related to the transaction and, if it is, provide the disclosure required by Item 1015(b) of Regulation M-A. Refer to Item 1015(a) of Regulation M-A. Please also file the report as an exhibit to the Schedule 13E-3. See Item 16 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Response: Please note that IQVIA was engaged by the Company at the end of September 2024 to provide an analysis regarding the market opportunity available in acute cannabis-induced toxicity with a focus on pediatrics. The opportunity assessment report produced by IQVIA was reviewed by Houlihan Capital as part of its diligence in understanding the Company’s competitive market, was not prepared for the purpose of determining the fairness of the Transaction, was one of many diligence items reviewed by Houlihan Capital and, in fact was prepared many months prior to the Company’s determination to approve the Transaction. In this regard, Houlihan Capital did its own analysis of the Company’s market. As a result, the Company does not believe that the IQVIA opportunity assessment report relates to the Rule 13e-3 transaction and therefore has not added disclosure to the Revised Schedule 13E-3 filing or the Revised Proxy Statement related to such report and does not believe it is required to be filed as an exhibit to the Revised Schedule 13E-3.

* * *

United States Securities

and Exchange Commission

September 15, 2025

If you have any questions or need additional information, please contact the undersigned at (215) 569-5732 or Leslie Marlow at (212) 885-5358.

Sincerely,

/s/ Melissa Palat Murawsky
Melissa Palat Murawsky

cc:	Richard Anthony Cunningham
Chief Executive Officer, Anebulo Pharmaceuticals, Inc.

Leslie Marlow, Esq.
Blank Rome LLP